


*AB 1/3

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

12060462

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First New York Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First New York Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARISOL BEYK
Notary Public - State of New York
No. 01BE6144946
Qualified in Bronx County
My Commission Expires May 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Consolidated Statement of Financial Condition

First New York Securities L.L.C.

December 31, 2011

With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP



ERNST & YOUNG

First New York Securities L.L.C.

Consolidated Statement of Financial Condition

December 31, 2011

Contents


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
189
SECTION

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Members of
First New York Securities, L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities, L.L.C. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities, L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.



February 28, 2012

First New York Securities L.L.C.

Consolidated Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 6,723,727
Receivable from brokers and clearing organizations	945,092,245
Securities owned, at fair value	1,807,706,105
Securities purchased under agreements to resell	1,279,820,351
Secured demand notes (fair value of collateral $10,061,135)	8,350,000
Investments in investment companies	1,385,402
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $8,923,637	10,416,562
Other assets	34,922,598
Total assets	$ 4,094,416,990
Liabilities and members' equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 1,613,626,335
Securities sold under agreements to repurchase	2,193,246,536
Payable to brokers and clearing organizations	758,646
Payable to withdrawing members	11,845,481
Accrued expenses and other liabilities	35,974,413
Total liabilities	3,855,451,411
Subordinated borrowings	34,850,000
Member's equity:	
First New York Securities L.L.C. members' equity	203,671,638
Noncontrolling interest	443,941
Total members' equity	204,115,579
Total liabilities and members' equity	$ 4,094,416,990

See notes to consolidated statement of financial condition

First New York Securities L.L.C.

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

First New York Securities L.L.C., a Delaware limited liability company (collectively with its subsidiaries, "FNYS" or the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FNYS is engaged in the proprietary trading of securities and acts as an introducing broker. The Company was organized in July 1995 as the successor to the business of First New York Securities Co.

On August 1, 2011, FNYS underwent a restructuring (the "Restructuring") pursuant to which FNYS became a wholly-owned subsidiary of FNY Partners Fund LP, a Delaware limited partnership. The Restructuring was a change under common control. As part of the Restructuring, FNYS sold full participation interests in the net profits or losses of (i) its MPS Fixed Income business, (ii) Infinity Global Markets Ltd., (iii) MPS Global Securities (Europe) LLP, (iv) FNY Technologies LLC and (v) MPS Global Securities LLC to FNY Capital Management LP ("FNYCM"), a Delaware limited partnership, in return for certain services. FNYCM is an affiliated entity of the Company.

The participation agreements are an intermediary step for purposes of the Restructuring however the entities remain consolidated subsidiaries of FNYS. As a result of the Restructuring, MPS Fixed Income LLC was transferred to FNYCM at carrying value and is no longer a subsidiary of FNYS.

2. Significant Accounting Policies

Basis of Presentation: The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Consolidation: The consolidated statement of financial condition include the accounts of First New York Securities L.L.C. and its wholly or majority owned subsidiaries, FNY Managed Accounts, L.L.C., Infinity Capital Markets, LLC ("Infinity"), Infinity Global Markets Limited, FNY Technologies, LLC, MPS Global Securities L.L.C., and MPS Global Europe L.L.P. All significant intercompany account balances and transactions have been eliminated in consolidation.

As part of the Restructuring, each member of FNYS contributed his or her membership interests in FNYS (collectively, the "FNYS Membership Interests") to FNY GP LLC, a Delaware limited liability corporation ("FNY GP") in exchange for membership interests in FNY GP. FNY GP then contributed the FNYS Membership Interests to FNY Partners Fund LP, a Delaware limited partnership ("Partners Fund"), in exchange for a general partnership interest in Partners Fund.

Noncontrolling interest: Noncontrolling interest represents the equity ownership in subsidiaries not attributable to the parent company, who has a controlling interest and consolidates the subsidiary's financial results with its own.

Cash and Cash Equivalents: Cash and cash equivalents include amounts held in interest bearing overnight accounts with an original maturity of three months or less. The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash and securities may be limited. At December 31, 2011, the Company held cash equivalents of $275,745.

Receivable from and Payable to Brokers: Receivable from and payable to brokers represent net cash and margin collateral balances with the Company's brokers, dealers and clearing organizations, and the fair value of all derivatives (excluding equity and future options) at December 31, 2011.

Securities Owned and Securities Sold: Securities owned and securities sold, not yet purchased, are recorded at fair value.

Investment in investment companies: The investments in investment companies are generally valued at the Company's share of the net asset values as reported by the investment companies.

2. Significant Accounting Policies (continued)

Valuation: Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or a liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs are observable and reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's exchange traded equities, NASDAQ equities, OTC Bulletin Board equities, Pink Sheet equities, exchange traded equity and futures options and exchange futures are categorized in Level 1 of the fair value hierarchy. Fair value for exchange traded derivatives, principally futures and certain options, are based on quoted market prices.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are derived principally from or corroborated by observable market data from sources independent of the Company. The Company's currency forwards, currency options, corporate bonds, U.S. government and foreign government securities, municipal bonds, and certificate of deposit securities are categorized in Level 2 of the fair value hierarchy. Fair value for over-the-counter derivative financial instruments, principally forwards and options, are based on quoted market prices for such instruments. Factors taken into consideration in estimating fair value of over-the-counter derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. The Company's investments in investment companies are categorized in Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. The values assigned to investments in investment companies are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

2. Significant Accounting Policies (continued)

An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities. For securities that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

Fair Value of Other Financial Instruments: The carrying amounts reported on the consolidated statement of financial condition approximate fair value based on the short-term maturity and the daily pricing mechanisms for these instruments. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

Financial Derivatives: Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value.

The fair value of equity and futures options contracts are recorded in securities owned or securities sold, not yet purchased on the consolidated statement of financial condition.

Open equity in swaps, forwards, and futures transactions are recorded as receivable from and payable to brokers on the consolidated statement of financial condition. The unrealized gains for delayed-delivery, to-be-announced ("TBA"), and when-issued securities generally are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty where master netting agreements are in place.

Equity linked swap agreements are recorded at fair value and included in receivable from and payable to brokers and clearing organizations on the consolidated statement of financial condition.



2. Significant Accounting Policies (continued)

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase primarily represent short-term financings and are collateralized by negotiable securities (principally U.S. government securities) and are carried at their contractual amounts, adjusted for accrued interest receivable/payable. There is no netting of securities purchased under agreements to resell and securities sold under agreements to repurchase in the consolidated statement of financial condition.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2011, all securities purchased under agreements to resell and securities sold under agreements to repurchase were held with Bank of America Merrill Lynch.

Foreign Currency Translation: The Company's foreign denominated assets and liabilities are translated at month-end spot rates.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using a straight line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The Company's net balance on the consolidated statement of financial condition at December 31, 2011 is comprised of $4,663,018 in furniture and equipment, $3,242,886 in leasehold improvements, and $2,510,658 in information technology assets.

Intangible Assets: Intangible assets are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to our future cash flows. As of December 31, 2011, the Company's intangible assets with a gross carrying amount of $9,458,333, accumulated amortization of $2,904,167 and net book value of $6,554,166 are reflected on the consolidated statement of operations.

Exchange Memberships: The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2011, there was no impairment in exchange memberships.

2. Significant Accounting Policies (continued)

Income Taxes: Infinity, a subsidiary of FNYS, is subject to income tax and the Company includes the related foreign taxes in the consolidated statement of financial condition.

The Company has business operations in New York City and is subject to the New York City Unincorporated Business Tax ("UBT"). There was no UBT for 2011 as the related business generated losses for the year.

The Company is not required to pay other income taxes. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns in accordance with the laws of the applicable jurisdictions.

The Company has no material unrecognized tax benefits for the year ended December 31, 2011. The Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities before 2007.

Recent Accounting Pronouncements: In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This updates the existing fair value measurement guidance within ASC 820. The amendments are intended to clarify how fair value should be measured and expand the disclosures that are required. The updates are effective for annual periods beginning after December 15, 2011. Management is currently evaluating the impact, if any, that this update will have on the Company's consolidated statement of financial condition.

In April 2011, the FASB issued ASU No. 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*. The updated guidance removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. Management does not believe that the adoption of this guidance will have a material impact on the consolidated statement of financial condition.

3. Fair Value

The following are the Company's fair value assets and liabilities by level within the fair value hierarchy at December 31, 2011:

	Assets at Fair Value as of December 31, 2011					
	Level 1	Level 2	Level 3	Netting	Collateral	Total
Securities owned						
Equity securities	$ 256,683,116	$ –	$ –	$ –	$ –	$ 256,683,116
U.S. government obligations	–	1,315,120,917	–	–	–	1,315,120,917
Municipal bonds	–	63,145,958	–	–	–	63,145,958
Corporate bonds	–	73,770,238	–	–	–	73,770,238
Certificate of deposits	–	80,916,283	–	–	–	80,916,283
Equity and futures options	18,069,593	–	–	–	–	18,069,593
Total securities Owned	$ 274,752,709	$ 1,532,953,396	$ –	$ –	$ –	$ 1,807,706,105
Investments in investment companies	$ –	$ –	$ 1,385,402	$ –	$ –	$ 1,385,402
Receivable from brokers						
Equity and commodity futures	$ 2,846,022	$ –	$ –	$ (2,846,022)	$ –	$ –
Currency options	–	5,213,600	–	(2,309,576)	–	2,904,024
Currency forwards		1,560,279		(1,560,279)		–
Swaps and swaptions	–	1,670,430	–	(1,577,597)	–	92,833
Total receivable from brokers	2,846,022	8,444,309	–	(8,293,474)	–	2,996,857
Total assets	$ 277,598,731	$ 1,541,397,705	$ 1,385,402	$ (8,293,474)	$ –	$ 1,812,088,364

	Liabilities at Fair Value as of December 31, 2011					
Securities sold, not yet purchased						
Equity securities	$ 232,481,953	$ –	$ –	$ –	$ –	$ 232,481,953
U.S. government obligations	–	1,301,095,902	–	–	–	1,301,095,902
Corporate bonds	–	68,409,068	–	–	–	68,409,068
Equity and futures options	11,639,412	–	–	–	–	11,639,412
Total securities sold, not yet purchased	$ 244,121,365	$ 1,369,504,970	$ –	$ –	$ –	$ 1,613,626,335
Payable to brokers						
Currency options	$ –	$ 2,309,576	$ –	$ (2,309,576)	$ –	$ –
Currency forwards	–	1,681,712	–	(1,560,279)	(121,433)	–
Equity and commodity futures	17,422,184	–	–	(2,846,022)	(14,576,162)	–
Swaps and swaptions	–	1,577,597	–	(1,577,597)	–	–
Total payable to brokers	17,422,184	5,568,885	–	(8,293,474)	(14,697,595)	–
Total liabilities	$ 261,543,549	$ 1,375,073,855	$ –	$ (8,293,474)	$ (14,697,595)	$ 1,613,626,335

In January 2011, the Company revised its level classification for equity securities on OTC Bulletin Board and Pink Sheet securities from Level 2 to Level 1. These securities are valued based on widely used pricing sources, which is more consistent with a Level 1 valuation. There were no transfers into or out of Level 3 during the year ended December 31, 2011.

3. Fair Value (continued)

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. These assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances (e.g., when there is evidence of impairment). As of December 31, 2011 no fair value measurement was required for such assets and liabilities.

4. Financial Instruments and Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2011, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate and equity swaps. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. In an equity

4. Financial Instruments and Risk (continued)

swap, cash flows are exchanged based on a commitment by one party to pay interest in exchange for a market-linked return based on a notional amount. The market-linked return may include, among other things, the total return of a security or index. These agreements involve elements of credit and market risk. Risks include the possibility that no liquid market exists for these obligations, the counterparty may default on its obligation, or unfavorable changes may exist in the security or index underlying the swap. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At December 31, 2011, the Company had outstanding long equity swap agreements with notional principal amounts $25,205; long credit default swap agreements with notional principal amounts of $4,000,000; interest swap contracts with gross notional amounts in long and short positions of $600,000,000 and $210,000,000, respectively and currency forward contracts with gross notional amounts in long and short positions of $77,224,146 and $85,227,199, respectively.

At December 31, 2011, the Company had the following derivative contracts outstanding:

	Remaining Maturity			
	Less than 1 Year	**1–5 Years**	**5 Years or Greater**	**Total**
Equity options	67,495	4,600	–	72,095
Futures options	30,803	240	–	31,043
Equity and commodity futures	149,198	45,306	8	194,512
Total	247,496	50,146	8	297,650

4. Financial Instruments and Risk (continued)

The following table summarizes the fair value of derivative instruments in the consolidated statement of financial condition:

	Fair Value	
	Asset	Liability
Equity and futures options	$ 18,069,593	$ 11,639,412
Currency options	5,213,600	2,309,576
Equity and commodity futures	2,846,022	17,422,184
Swaptions	1,109,490	1,527,428
Interest rate swaps	101,726	50,169
Equity swaps	26,184	–
Credit default swaps	433,030	–
Total	$ 27,799,645	$ 32,948,769

The fair value of derivatives (excluding equity and futures options) in the table above is included net in receivable from brokers and clearing organizations and the fair value of equity and futures options is included net in securities owned or securities sold, not yet purchased in the consolidated statement of financial condition.

Financial instruments involve elements of market risk that may be in excess of the amounts recognized in the consolidated statement of financial condition. All derivatives are presented gross in the tables above and are presented net in the consolidated statement of financial condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations or the collateral value becomes inadequate, the Company may be exposed to credit risk. To reduce its credit risk for derivative transactions, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral and uses master netting agreements whenever possible. At December 31, 2011 the Company did not hold any collateral in the form of cash or securities. The Company may be required to pledge collateral to counterparties when deemed necessary and will include cash paid as receivable from counterparties in the statement of

4. Financial Instruments and Risk (continued)

financial condition. At December 31, 2011 the Company pledged $14,697,595 million in cash collateral to counterparties. The cash collateral paid is included in the receivable to brokers and clearing organizations in the statement of financial condition, and net with the fair value of the derivatives.

The Company is party to various derivative contracts governed by International Swaps and Derivatives Association, Inc. ("ISDA") trading agreements with dealer counterparties. The Company's ISDA trading agreements, which are separately negotiated agreements with each dealer counterparty, typically contain provisions allowing, absent other considerations, a counterparty to exercise rights, to the extent not otherwise waived, against the Company in the event the Company's member equity declines over time by a predetermined threshold or falls below a predetermined floor. Such rights often include the ability to terminate (i.e. close out) open contracts in accordance with its provisions. Derivative contracts are presented on a net-by-counterparty basis in the consolidated statement of financial condition. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position at December 31, 2011 was approximately $87,784, which represents the maximum amount the Company needs to pay upon termination and is fully collateralized.

5. Receivable from, and Payable to Brokers and Clearing Organizations

The clearing and depository operations for security transactions are provided substantially by three brokers. For financial reporting purposes, amounts payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2011, substantially all of the securities owned, securities sold, not yet purchased, and amounts receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from and payable to these brokers. Securities owned and amounts due from brokers serve as collateral for the amounts payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

5. Receivable from, and Payable to Brokers and Clearing Organizations (continued)

At December 31, 2011, amounts receivable from brokers and clearing organizations included net fair value of derivatives and related margin collateral posted of $2,996,857. All material securities transactions settled subsequent to December 31, 2011 without any adverse effect.

6. Subordinated Borrowings

Borrowings subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated borrowings are as follows:

Maturity	Interest Rate	Amount
Secured demand notes:		
August 31, 2012	4.00%	$ 1,600,000
July 1, 2013	5.00%	3,850,000
December 31, 2011	5.00%	2,150,000
June 1, 2012	5.00%	750,000
		$ 8,350,000
Subordinated notes:		
February 29, 2012	Fed Fund+2.75%	5,000,000
June 1, 2012	Fed Fund+2.75%	10,000,000
January 31, 2013	7.00%	10,000,000
July 1, 2013	Fed Fund+2.75%	1,000,000
July 1, 2014	5.00%	500,000
		26,500,000
		$ 34,850,000



6. Subordinated Borrowings (continued)

Subordinated borrowings may be withdrawn by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowing can be repaid only if, after giving effect to such repayment, FNYS continues to comply with minimum net capital requirements and meets SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to FNYS for debt with substantially the same terms and maturities.

7. Related Party Transactions

The Company is involved in financing and other transactions, and has related party balances with affiliates.

The consolidated statement of financial condition includes $9,016,565 of other assets relating to related party receivables primarily for loans and advances to employees. This amount is net of bad debt allowances of $11,491,437, relating to the write off of employee related receivables. In addition, there are $26,500,000 of subordinated borrowings with related parties.

8. Employee Compensation and Benefits

Trader compensation is based on a percentage payout of net trading profit and loss. The corresponding payable relating to trader compensation in the amount of $24,502,399 is included in the statement of financial condition in accrued expenses and other liabilities.

The Company makes loans to employees, primarily traders, for recruiting and retention purposes. The amount of these loans at December 31, 2011 is $7,031,607. These loans are included in other assets in the consolidated statement of financial condition. Loans are amortized using a straight line method over periods of 1, 2, and 5 years.

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements.

9. Regulatory Requirements

FNYS is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, FNYS had net capital of $46,074,084, which exceeded the requirement by $43,788,104.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

Pursuant to the requirements of Rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the FNYS's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$ 175,923,878
Liabilities	85,532,851
Members' equity	$ 90,391,027

10. Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through April 28, 2015. The leases contain escalation provisions based on certain costs incurred by the lessor. The Company has also entered into leases for certain equipment which have been accounted for as capital leases.

10. Commitments and Contingencies (continued)

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

	Operating Leases	Capital Leases	Total
Year Ending December 31:			
2012	$ 4,631,912	$ 353,814	$ 4,985,726
2013	4,366,542	121,046	4,487,588
2014	4,452,342	5,233	4,457,575
2015	2,194,121	–	2,194,121
2016	602,951	–	602,951
	16,247,868	480,093	16,727,961
Less amount representing interest	-	(23,074)	(23,074)
	$ 16,247,868	$ 457,019	$ 16,704,887

In connection with a security deposit for lease of office space, the Company has two outstanding standby letter of credit agreements of $1,280,409 payable to its landlord.

In the normal course of business, FNYS has been the subject of SEC inquiries and FINRA reviews and has been named as a defendant in certain litigation and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various SEC inquiries, FINRA reviews, litigation and arbitrations will not have a material adverse effect on the Company's financial position.


RECEIVED
FEB 2 9 2012

11. Other Assets

At December 31, 2011, the Company's other assets included on the statement of financial condition consisted of the following:

Related party receivables	$ 20,763,298
Intangible assets	6,554,166
Accounts receivable	5,752,034
Prepaid expenses	1,030,838
Exchange memberships	446,000
Miscellaneous receivables	376,262
Total	$ 34,922,598

12. Subsequent Events

Subsequent to December 31, 2011, there are pending capital withdrawals of $2,950,000 which are not reflected in the consolidated statement of financial condition.

Subsequent to December 31, 2011, the Company recorded a reserve of $675,000 for loans and advances for terminated employees. Other than disclosed above, subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the statement of financial condition or accompanying notes.


RECEIVED
FEB 2 9 2012
WASH, D.C.
189

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